Exhibit 2.2

FORM OF SHARE SUBSCRIPTION AGREEMENT

This SHARE SUBSCRIPTION AGREEMENT (this “Agreement”) is made and entered into effective as of [month] [day], 202[●] (the “Effective Date”) by and between:

Okada Manila International, Inc., a corporation duly organized and existing under the laws of the Philippines (the “Company”) with SEC Registration No. 2021030008487-06, and registered address at New Seaside Drive, Entertainment City, Brgy. Tambo, Parañaque City; and

26 Capital Acquisition Corp., a corporation organized and existing under the laws of Delaware (“SPAC”), acting as agent for, and on behalf of each stockholder of SPAC which has not elected to redeem its interests in the SPAC, assert appraisal rights or effect an Opt Out Election (as defined in that Certain Agreement and Plan of Merger and Share Acquisition, dated as of October 15, 2021, by and among the Company, Tiger Resort Asia Ltd., a company incorporated in Hong Kong (“TRA”), Project Tiger Merger Sub, Inc., a Delaware corporation, Tiger Resort, Leisure and Entertainment Inc., a Philippine corporation, and SPAC (the “Merger and Share Acquisition Agreement”), (each such stockholder of SPAC, a “Buyer” and collectively, the “Buyers”).

The Company, SPAC, and, upon their execution of a Letter of Transmittal and Subscription Confirmation (except those exercising their Opt Out Election), each Buyer, are collectively referred to as the “Parties,” and each individually as a “Party”.

Recitals

A.	Pursuant to the transactions contemplated by the Merger and Share Acquisition Agreement, SPAC wishes, on behalf of, and acting as agent for the Buyers, to subscribe for American depositary shares (“ADRs”) representing newly issued shares of common stock of the Company (the “Company Shares”).

B.	To fund the payment on behalf of the Buyers under this Agreement, prior to Closing (as defined in the Merger and Share Acquisition Agreement), SPAC will declare and pay a dividend on the outstanding SPAC Shares (as defined in the Merger and Share Acquisition Agreement) in the amount of 0.05 Philippine Pesos (“PHP”) per SPAC Share (the “Subscription Dividend”), which amount will be paid to the Company on behalf, and for the account of the Buyers.

C.	In connection with the Merger and Share Acquisition Agreement, the Company desires to issue and sell to the Buyers, and the Buyers (as represented herein by the SPAC), desire to subscribe for and purchase, conditioned upon the Closing, ADRs representing newly issued Company Shares, upon the terms and subject to the conditions set forth in this Agreement.

D.	A majority of the Buyers have authorized SPAC to act as agent and represent the Buyers in executing this Agreement, and each Buyer will have an opportunity to either agree to the subscription and issuance contemplated by this Agreement, or to decline to participate in the subscription and issuance contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth below, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

Section 1 Sale and Transfer

1.1 Sale. The Company hereby agrees to issue and sell to the Buyers, and the Buyers, as represented by the SPAC, hereby agrees to subscribe for and purchase from the Company, ADRs representing validly issued, fully paid, non-assessable Company Shares (the “Subscription”). The number of Company Shares to be issued pursuant to the Subscription shall be [●] (the “Issued Shares”) and shall be delivered in the form of ADRs representing the Issued Shares. The Subscription is conditioned upon the occurrence of the Closing and, as to each Buyer, the delivery of the LOT/Subscription Confirmation (as defined in the Merger and Share Acquisition Agreement).

1.2 Purchase Price. In consideration for the Subscription, the Buyers shall pay to the Company an amount equal to 0.05 PHP per share multiplied by the number of Issued Shares, in cash (the “Purchase Price”).

1.3 Payment. The cash payment of the Purchase Price shall be made via delivery of the proceeds of the Subscription Dividend by SPAC, acting as an agent, on behalf of and for the account of the Buyers, by wire transfer of immediately available funds (in either PHP or in US dollars, using the exchange rate published by Bloomberg as of the close of business in New York City on the business day immediately prior to the date of payment) to an account designated by the Company. The payment shall be made immediately after the Closing. Notwithstanding anything to the contrary in this Agreement, the Subscription, Subscription Dividend and the Parent Contribution (as defined in the Merger and Share Acquisition Agreement) are intended to be disregarded for U.S. federal income tax purposes.

1.4 Confirmation. The Subscription shall be confirmed by each Buyer, with respect to such Buyer, via its execution and delivery of the LOT/Subscription Confirmation confirming its election to participate in the Subscription Agreement, and its individual subscription to the ADRs representing the Issued Shares attributable to the Buyer. Until a LOT/Subscription Confirmation is executed by a Buyer, the Issued Shares attributable to such Buyer will be held in trust by the Exchange Agent. If a Buyer either (i) elects the Opt Out Election within the LOT/Subscription Confirmation, or (ii) has not delivered a LOT/Subscription Confirmation within [one] year of the Closing Date (each, a “Cancellation Event”), then the Subscription will be cancelled solely with respect to such Buyer, and the Buyer shall be entitled to receive solely its portion of the Subscription Dividend and shall have no further entitlements to any Company Shares. A Buyer that is subject to a Cancellation Event shall not have any rights or obligations or liabilities under this Agreement, and shall be deemed to have never become a party to this Agreement.

Section 2 Representations and Warranties. Each Party acknowledges and agrees that, except as expressly set forth in the Merger and Share Acquisition Agreement, no other Party is making any representations or warranties, express or implied, with respect to the Issued Shares.

Section 3 Miscellaneous

3.1 Beneficial Ownership. It is the intention of the Parties that the sale of the ADRs representing the Issued Shares shall be effective as of the Closing Date, from and after which date each Buyer shall be the beneficial owner of such ADRs for all purposes and to the extent that registered ownership of such ADRs is not transferred to the Buyers (or its broker or other nominee) as of the Closing Date, the Company shall hold such ADRs as nominee or trustee for the benefit of the Buyers until such ADRs have been formally registered in the name of Buyer (or its broker or other nominee). It is the intention of the Parties that all the benefits and burdens of ownership of the ADRs representing the Issued Shares shall transfer to Buyers on the Closing Date. Notwithstanding the foregoing, if there is a Cancellation Event with respect to any Buyer, then such Buyer shall lose all rights under this Section 3.1.

3.2 Further Assurances. Each Party shall perform such acts, execute and deliver such instruments and documents, and do all such other things as may be reasonably necessary to accomplish the transactions contemplated in and otherwise give effect to this Agreement.

3.3 Governing Law. The laws of Delaware (excluding its rules governing conflicts of laws that would result in the application of the laws of another jurisdiction), shall govern the construction, interpretation and other matters arising out of or in connection with this Agreement (whether arising in contract, tort, equity or otherwise), except to the extent that mandatory provisions under Philippine law apply to the subscription of the Shares.

3.4 Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force, if the essential terms and conditions of this Agreement for each Party remain valid, binding and enforceable. The Parties shall then use all reasonable endeavors to replace the invalid or unenforceable provision(s) by a valid, legal and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid, illegal or unenforceable provision.

3.5 Entire Agreement. This Agreement, including the exhibits hereto, the Merger and Share Acquisition Agreement, and all documents contemplated by the Merger and Share Acquisition Agreement, together constitute the final agreement between the Parties, and is the complete and exclusive statement of the Parties’ agreement on the matters contained herein. Notwithstanding the foregoing, the Parties contemplate that they may desire to enter into or execute transfer instruments of various kinds consistent with, but in some cases duplicative of, this Agreement in order to effect the transfer of the Shares and to facilitate the registration (if required) of such transfer with local governmental authorities having jurisdiction over the Company.

3.6 Counterparts. The Parties may execute this Agreement in counterparts, each of which constitutes an original as against the Party that signed it, and all of which together constitute one agreement. The signatures of both Parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending Party’s signature is as effective as signing and delivering the counterpart in person.

3.7 Headings. The captions, titles and headings included in this Agreement are for convenience only, and do not affect this Agreement’s construction or interpretation. When a reference is made in this Agreement to a Section, such reference will be to a section of this Agreement unless otherwise indicated.

3.8 Amendments. This Agreement may not be amended, supplemented or otherwise modified except by a written instrument executed by each of the Parties hereto.

(Signature page follows)

IN WITNESS WHEREOF, the Parties have duly executed this Agreement effective as of the Effective Date.

Okada Manila International, Inc.

By:
Name:
Title:

26 Capital Acquisition Corp.

By:
Name:
Title:

[Signature Page to Subscription Agreement]

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